Exhibit 99.2

John Morton Shannon, P.Geo.
AMC Mining Consultants (Canada) Limited
Suite 1330, 200 Granville Street
Vancouver, British Columbia
V6C 1S4 Canada

August 9, 2012

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:	Consent of Qualified Person
Canadian Zinc Corporation (the “Company”)
Filing of Prairie Creek Property Northwest Territories, Canada Technical Report

I, John Morton Shannon, hereby consent to: (a) the public filing of the technical report entitled “Prairie Creek Property Northwest Territories, Canada Technical Report” dated effective June 15th 2012 (the “Technical Report”) in support of the news release issued by the Company dated June 27th, 2012 (the “News Release”); and (b) the use of extracts from, and a summary of, the Technical Report in the News Release.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the parts of the Technical Report for which I am responsible.

Sincerely,

/s/ John Morton Shannon
John Morton Shannon, P.Geo.